Exhibit 99.1

Baidu Responds to Inclusion on U.S. CMC List

BEIJING, June 9, 2026 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today became aware that the U.S. Department of Defense has published a Notice, Designation of Chinese Military Companies, and pursuant to the Notice, the Deputy Secretary of Defense has included the Company on the Department of Defense’s list of Chinese Military Companies (the “CMC List”).

As the Company is neither a Chinese military company nor a military-civil fusion contributor to the Chinese defense industrial base, the Company believes that there is no justification for the Company’s inclusion on such list.

The CMC List is not a sanctions list. The U.S. government procurement limitations tied to the list will not impact the business of the Company, and the CMC List does not restrict transacting in the securities of the Company.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

SOURCE Baidu, Inc.

Investors Relations, Baidu, Inc., Tel: +86-10-5992-8888, Email: ir@baidu.com